YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three-month period ending March 31, 2010

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three month period ending March 31, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2009 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 11, 2010.

FIRST QUARTER HIGHLIGHTS

  The Jerritt Canyon Mine produced 9,258 ounces from stockpiles and mining operations in the three months ended March 31, 2010.

  For the first time since the second quarter of 2008, the Company re-opened the Smith Mine using a contract mining company, Small Mine Developers, in the first quarter of 2010. At the same time the Company is pursuing financing for the reopening of the SSX/Steer mine in early 2011 and will seek permitting for Starvation Canyon, also located at Jerritt Canyon, anticipated to be brought into production in 2011 as well.

  The Company issued 190.7 million inducement warrants for the exercise of 200.9 million warrants. There was a charge of $43.6 million recorded as a financing charge related to the issuance of these inducement warrants.

  The Company had a loss of $51.4 million in the first quarter of 2010 compared to $5.2 million in the first quarter of 2009. The increased loss is primarily due to the $43.6 million financing charge related to the inducement warrants in 2010.

  On March 26, 2010 the Company closed a non-brokered private placement for a total of 22.7 million common shares at a price of $0.22 per Share for proceeds of $4.8 million.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon
The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009	Q1 2010
Gold (troy ounces)
Produced	-	5,180	-	4,590	9,770	9,258
Sold	-	5,180	-	4,590	9,770	9,105
Gold sales	$-	$4,788	$-	$5,125	$9,913	$10,158
Cost of gold sold	$68	$6,089	$1,347	$18,545	$26,049	$13,473
Temporary shutdown costs	$2,452	$2,460	$5,176	$462	$10,550	$-
Average gold price per ounce	$-	$924	$-	$1,117	$1,015	$1,116

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008
Gold (troy ounces)
Produced	13,470	12,086	19,176	-	44,732
Sold	25,590	8,705	20,144	1921	56,360
Gold sales	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	$22,408	$12,463	$20,606	$3,265	$58,742
Temporary shutdown costs	$4,360	$3,497	$-	$5,258	$13,115
Average gold price per ounce	$851	$892	$852	$888	$869

During 2008 the Jerritt Canyon milling operations were shutdown for the majority of the year. On August 8, 2008 the Company made the decision to shutdown mining operations due to the increasing costs associated with the current mining plan and the required infrastructure expenditures remaining to be completed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work on a key component damaged at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the NDEP to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations.

In the first quarter of 2009, the Company submitted new design plans for mercury emission control equipment along with plans to address other environmental concerns arising from the NDEP and completed installation of continuous emissions monitoring instrumentation. On March 25, 2009, after receiving approval on the submitted plans, Jerritt Canyon received the restart order from the Nevada Division of Environmental Protection (“NDEP”) allowing recommencement of milling operations, with the year’s first gold pour occurring on April 16, 2009.

On May 30, 2009, Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system. This resulted in the Company being unable to meet the deadline for this equipment to be installed as set by the NDEP as a condition of restarting in March and a stop order was once again issued to the Company.

The failure to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the operator, Golden Eagle from the site. Subsequent to their dismissal, the Company uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. These shortfalls resulted in a significant loss in 2009 which the Company is in the process of attempting to recover through claims against Golden Eagle.

With the dismissal of Golden Eagle, the Company took over the construction of the calomel system and rehired employees to support this effort. The Company completed the installation of the calomel emission system by July 20, 2009 and also carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to the Chief Operating Officer of the Company and has surpassed the requirements of the NDEP in subsequent stack tests conducted by an independent engineering company.

The Company resumed operations on October 20, 2009 after coming to an agreement with the NDEP in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP. The Consent Decree resolved all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns, and gives the Company the right to operate the milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

In the first quarter of 2010 the Company, for the first time since the second quarter of 2008, re-opened the Smith Mine using the services of a contract mining company, Small Mine Developers (“SMD”). To date SMD has delivered 18,786 tons containing 4,200 ounces. The Company began processing the ore in late February, having processed a total of 10,350 tons to date.

Ketza River

Since recommencing activity at Ketza River in May of 2009 the exploration work performed consisted of logging, sampling, and assaying the remaining diamond drill holes completed in 2008, reconnaissance mapping and surface rock-chip sampling on outlying targets, geophysics, drill targeting and diamond drilling, historical drill hole data verification, and geological modeling to support a new resource estimation. Results were received from the Gold Flow, 3-M and QB zones in the Shamrock area and from the Hoodoo, Tarn and Break Zones in the Manto area. Most of the drill holes were targeted to expand the margins of known mineralized zones and to explore new targets. Five of the reported drill holes were drilled within the known resource areas, using similar drill hole assay quality assurance and quality control procedures as the other exploratory drill holes, to acquire mineralized rock for metallurgical test work. Once sufficient financing is in place, management will continue further exploration and definition of the ore body through drilling and geophysical surveys, focus on completing the Pre-feasibility Study and commence development at the site.

Silver Valley

No exploration work has been carried out on the Silver Valley property in 2010, with minimal exploration activities in 2009. The Company intends to complete the road access to this property and perform gravity survey work in 2010, when additional funding becomes available.

Yukon-Shaanxi Mining Company

During 2009, the Company, in conjunction with the joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”) performed geological and geophysical work at the Skukum property owned by Tagish Lake Gold (“Tagish”) (see Related Party Transaction section) as part of the ongoing due diligence for a possible merger. In September, the Amalgamation Agreement was terminated and Yukon-Shaanxi Mining Company (the “joint venture”), through negotiations with MacQuarie Bank Limited, acquired a credit agreement from MacQuarie Bank with Tagish for total payment of C$1.5 million, secured by the Skukum property. This was funded through an additional equity contribution from NWME of C$1 million and cash from treasury. The Company did not participate in this equity contribution and as a result diluted its economic interest from 50% to 37.5% at December 31, 2009. The Company continues to have the option to purchase further shares to regain its 50% interest. In April, 2010, the joint venture received additional contributions of C$2 million, C$1 million of which was on behalf of the Company, and resulted in an increase in its ownership percentage from 37.5% to 41.67% . These funds will be used to fund a private placement in Tagish and finance exploration and investment in the Skukum property.

SUMMARY OF QUARTERLY RESULTS
(in thousands of dollars, except for share and per share amounts)

	Q1 2010	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Total 2009
Income Statement
Gold Sales	$10,158	$-	$4,788	$-	$5,125	$9,913
Cost of gold sold	13,473	68	6,089	1,347	18,545	26,049
Gross margin - mining operations	(3,315)	(68)	(1,301)	(1,347)	(13,420)	(16,136)
Loss from mine operations	(5,323)	(4,733)	(6,030)	(8,776)	(16,308)	(35,847)
Loss before taxes	(51,406)	(5,136)	(7,687)	(11,672)	(18,309)	(42,804)
Net loss	(51,406)	(5,223)	(7,687)	(11,677)	(18,073)	(42,660)
Net loss per share	(0.09)	(0.02)	(0.02)	(0.03)	(0.02)	(0.13)
Weighted average # of shares outstanding (000's)	578,796	283,191	311,964	355,219	407,379	338,967
Balance Sheet
Cash and cash equivalents	2,107	827	1,931	952	185	185
Total assets	$195,733	$197,190	$197,394	$196,567	$195,441	$195,441

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Total 2008
Income Statement
Gold Sales	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	22,408	12,463	20,606	3,265	58,742
Gross margin - mining operations	(619)	(4,690)	(3,444)	(1,008)	(9,761)
Loss from mine operations	(8,872)	(10,352)	(6,866)	(8,182)	(34,272)
Loss before taxes	(13,201)	(12,777)	(77,453)	(14,004)	(117,435)
Net loss	(8,884)	(5,700)	(77,201)	(13,575)	(105,360)
Net loss per share	(0.05)	(0.03)	(0.42)	(0.07)	(0.57)
Weighted average # of shares outstanding	175,205,957	181,886,630	185,450,430	197,774,832	185,124,008
Balance Sheet
Cash and cash equivalents	17,620	4,260	2,301	1,106	1,106
Total assets	$280,500	$306,968	$207,824	$199,636	$199,636

RESULTS OF OPERATIONS
The Company incurred a loss of $51.4 million during the quarter ended March 31, 2010, compared to a loss of $5.2 million in the quarter ended March 31, 2009. The $46.2 million increase in loss primarily arises from a financing charge of $43.6 million related to the issuance of warrants to induce warrant holders to exercise existing warrants. The mine operated throughout the quarter, but lost $3.3 million as the Company worked through operational issues and stack testing limitations that reduced the overall tonnage. This was offset by the absence of shut down costs of $2.5 million recorded in the first quarter of 2009 as the mine was shut down during that period.

Gold sales:
Gold sales were $10.2 million in 2010 on gold sales of 9,105 ounces of gold from Jerritt Canyon compared to nil in 2009 as the mill and mine were shut down during the first quarter of 2009. The average price realized during the first quarter of 2010 was $1,116 per ounce.

Gross margin – mining operations:
During the three months ended March 31, 2010, the Company had a negative gross margin on gold sales of $3.3 million. The mine produced 9,258 ounces of gold from a combination of Jerritt Canyon ore stockpiles and mining operations. Costs increased as a result of the re-opening of the Smith Mine using the services of a contract mining company, SMD as well as an increased work force to operate the mill facilities. As of March 31, 2010 SMD delivered 18,786 tons containing 4,200 ounces to the mill. The Company began processing the mined ore in late February, having processed a total of 10,350 tons to date.

The Company had a negative gross margin on mining operations of $0.1 million for the three months ended March 31, 2009 arising from rent and utility costs at the mine site. The operations were shut down for most of the quarter until March 25, 2009, when the Company received approval from the NDEP to restart the process mill.

Temporary shutdown costs:
Temporary shutdown costs were $2.5 million in the first quarter of 2009 as the operations were shutdown for the entire quarter. The mill operated throughout the quarter in 2010 and all costs were charged to current production or inventory.

Depreciation, depletion and amortization:
The Company had $1.3 million in depreciation and amortization in first quarter of 2010 and $1.5 million for the three months ended March 31, 2009 related to the depreciation of property, plant and equipment. Mineral properties were written down in 2008 therefore there is no depletion of mineral properties.

General and administrative expenses and stock-based compensation:
For the three months ended March 31, 2010, the Company incurred general and administrative expenses of $1.0 million compared with $0.8 million in the comparable 2009 period. The general and administrative cost are incurred at the head office in Canada and the increase is the result of the weakening of the US dollar relative to the Canadian dollar from $0.80 in the first quarter of 2009 to $0.96 in the same period in 2010.

Stock-based compensation was $0.2 million in the three months ended March 31, 2010 compared to nil in the comparable period in 2009. The charge in 2010 relates to the vesting of stock options that were granted in the second half of 2009 and in the first quarter of 2010. There were no stock options granted in the first quarter of 2009.

Interest and other income:
The Company earned $0.1 million of interest and other income in the three months ended March 31, 2010 and 2009.

Interest and financing expense:
During the first quarter of 2010, the Company issued 190.7 million inducement warrants for the exercise of 200.9 million warrants. There was a charge of $43.6 million recorded as a financing charge related to the issue of these inducement warrants. In addition, in 2009, the Company received advance payment of $4.8 million for gold to be delivered at a series of future dates, with penalties arising of $0.2 million per month for each month past the delivery dates. The Company incurred $0.5 million of financing charges related to these penalties in the first quarter of 2010.

Other items:
A foreign exchange loss of $0.7 million in the first quarter of 2010 was due to the strengthening of the Canadian dollar relative to the US dollar. The loss related primarily to losses on Canadian denominated monetary liabilities, (primarily future income tax and asset retirement obligations), offset by gains on Canadian denominated monetary assets. In the first quarter of 2009, there was a foreign exchange gain of $0.3 million due to the weakening of the Canadian dollar relative to the US dollar.

Income taxes:
The income tax expense was nil in 2010 and $0.1 million in 2009. The future income tax assets arising from loss carryforwards are offset with a full valuation allowance until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

LIQUIDITY

In the first quarter of 2010, cash and cash equivalents increased from approximately $0.2 million to $2.1 million. At March 31, 2010 the Company had a working capital deficiency of $29.9 million, compared to a working capital deficiency of $28.8 million at December 31, 2009, as a result of the following activities:

Operations:

In the first quarter of 2010 the Company recorded a loss of $51.4 million, which, adjusted for non-cash items, resulted in cash outflows of $4.6 million before changes in working capital. This is comprised primarily of a mine operating loss of $3.3 million and general and administrative costs of $1.0 million. In the first quarter of 2009 the Company recorded a loss of $5.2 million, which, adjusted for non-cash items, resulted in cash outflows of $3.1 million before changes in working capital. This is comprised primarily of temporary shut down costs of $2.5 million and general and administrative costs of $0.8 million.

Changes in non-cash working capital resulted in a $2.7 million cash inflow during the three months ended March 31, 2010 compared to cash outflows of $2.2 million in comparable period in 2009. The inflows in 2010 were due to a $2.5 million drawdown of inventories at the Jerritt Canyon operations. In 2009 changes to non-cash working capital were due to an increase in accounts payable and accrued liabilities of $2.0 million.

Investing:
Capital expenditures

	2010			2009

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total
Mill and equipment capital expenditures - Jerritt Canyon mine	$72	$-	$72	$106	$-	$106
Exploration expenditures - Ketza River project	-	1,626	1,626	-	375	375
Exploration expenditures - Yukon-Shaanxi	-	-	-	-	20	20
	$72	$1,626	$1,698	$106	$395	$501

Expenditures on property, plant and equipment and mineral properties were $1.7 million in the first quarter of 2010 compared to $0.5 million in the first quarter of 2009. Mine capital and exploration expenditures at Jerritt Canyon were nil in the three months ended March 31, 2010 and 2009 as management focuses on developing plans for reopening SSX and securing the necessary funding and capital equipment. Exploration at Ketza River has increased from $0.4 million in the first quarter of 2009 to $1.6 million in the 2010 as the Company develops the identified resources with a greater availability of cash resources.

Financing:

During the fourth quarter of 2009 and the first quarter of 2010 the Company received funds from the exercise of warrants from the December and August 2008 private placements as part of a warrant inducement offering. Holders of warrants from these private placements were offered a new warrant (inducement warrant) for the early exercise of their existing warrants. The inducement warrants were issued in January 2010 after approval for their issuance was received at the shareholder meeting. The Company received $0.7 million in the first quarter of 2010 from the exercise of additional warrants from the February 2009 placements. Also in the first quarter of 2010, the Company issued 22.7 million shares for proceeds of $4.8 million.

The Company issued 27.3 million shares for proceeds of $1.2 million in first quarter of 2009. Also in the first quarter of 2009, the Company completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

CAPITAL RESOURCES:

The Company had a cash balance of $2.1 million as of March 31, 2010 and a negative working capital balance of $29.9 million. The cash on hand at March 31, 2010 is not sufficient to maintain the ongoing operations of the Company without continuing funds from operations. Management believes that further financing can be obtained in order to return to full mining operations which will provide ongoing cashflow to sustain operations. Should a return to full mining operations be determined to be unprofitable, further curtailment of operations would be undertaken to reduce costs. On March 2, 2010, the Company signed an Engagement Letter (the "Engagement") with BNP Paribas - New York to facilitate the further development of the property at Jerritt Canyon.

Under the terms of the Engagement, BNP Paribas will provide the Company advice and financial services in connection with arranging, structuring, syndicating and distributing a debt facility of up to $40 million to finance the plant improvement and environmental compliance work required at Jerritt Canyon, and the reopening of the SSX and Steer mines. The Engagement does not constitute a commitment on the part of BNP Paribas to lend or commit to lend moneys, or to provide any other facilities in connection with Jerritt Canyon or the Company. The establishment of the contemplated debt facilities remains subject to due diligence, financial modeling, market conditions and various other factors.

On April 28, 2010, the Company announced that it has negotiated a brokered private placement for gross proceeds of up to C$10,010,000 with Byron Capital Markets (the "Agent") in which the Agent will use its best efforts to sell up to 36,400,000 flow-through common shares at $0.275 per flow-through common share in the capital stock of the Company.

OUTLOOK

In order to reach the targeted production rate of 150,000 ounces of gold under steady state operations, the Company intends to continue milling a combination of available stock piles, acquire new stockpiles and enter into toll milling agreements. As well, the Company has recommenced mining activity at Smith and is working on plans to reopen the SSX/Steer mine when financing has been secured. Since the commencement of operations in the fourth quarter the Company has made significant process in repaying past liabilities and is continuing to make progress as funds become available from operations. The Company has proven and probable reserves at Jerritt Canyon, not accounting for 2008 mining and depletion, of 717,300 ounces of gold. In addition, there are ounces already mined and stockpiled on the run-of-mine ("ROM") pad. These ROM pad resources, along with ore purchased from third parties, will allow the Company to achieve the presently budgeted throughput of 3,300 tons per day. The mill facility is currently licensed to treat 4,320 tons per day with an overall potential capacity of 6,000 tons per day with the appropriate permitting.

With the Consent Decree in place in the fourth quarter of 2009, the Company has now agreed to the terms of an environmental work program with the NDEP that includes the construction of a new tailings facility, clean up at various mine sites on the property, refurbishment or replacement of key mill components and the continued testing of the existing mercury emissions system for the term of the Consent Decree (2 years). During 2010 the Company will be investing in replacing the two quench tanks on site, replacing the thickener tank lining, upgrading the mill operating system and bringing on line a total of 25 evaporators for the tailings facility as well as two cooling towers as part of ongoing compliance with Consent Decree. The Company is also working to complete design plans and begin the initial stages of work on a new tailings storage facility this year. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date.

In early 2010, the Company completed part of the stack testing program to test emissions from the calomel system and confirm its performance in controlling emissions. The audited results have surpassed the requirements set forth in the Consent Decree and have set new targets for other companies to meet. The calomel technology is state of the art technology that has substantially reduced emissions and thereby set the Company apart from its previous discharge emissions.

The Company is also focusing on the completion of a long term mine plan and obtaining financing, preferably debt, to fund the required development and backfill work to support future mining activities. The Company is presently planning the re-commencement of underground mining operations at the SSX/Steer mines to supplement the restarted operations at Smith. The Company's mined ore would be supplemented by toll milling for other mining companies who either have no mill or have insufficient capacity at their own facilities.

In the Yukon, the Company will be completing the YESSA application using existing drill results and will continue exploration activity at the Ketza River and Silver Valley properties with a plan to commence development toward the end of 2010. These expenditures will be funded through cash flows from Jerritt Canyon as well as from funds obtained from the current flowthrough share private placement announced on April 28, 2010 for 36,400,000 flow-through common shares at $0.275 per flow-through common share.

The failure to obtain financing to fund the recommencement of mining and continued exploration could have a material adverse effect on the Company’s growth strategy and financial condition should cash flows from operations be insufficient. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at any of its mineral properties.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On May 11, 2010, the Company had $4.1 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements as of March 31, 2010.

SUBSEQUENT EVENTS
On April 28, 2010 the Company announced that it has negotiated a brokered private placement for gross proceeds of up to C$10,010,000 with Byron Capital Markets (the "Agent") in which the Agent will use its best efforts to sell up to 36,400,000 flow-through common shares at $0.275 per flow-through common share in the capital stock of the Company. The Agent will receive a cash commission representing 7.5% of the gross proceeds of the sale of all but 6,550,000 (the "Excluded Shares") of the flow-through common shares. The Company will also issue share purchase warrants to the Agent on closing (the "Agent's Warrants") entitling the Agent to purchase additional common shares equal in number to 2.5% of aggregate number of flow-through common shares sold, less the Excluded Shares. The Agent's Warrants will entitle the Agent to purchase common shares at the price of $0.275 per common share for a period of 24 months following the closing. In accordance with securities legislation currently in effect, the Flow-through common shares will be subject to hold period of four months plus one day from the date of issuance of the aforesaid securities.

On April 1, 2010 the Company increased its investment in the joint venture Yukon-Shaanxi Mining Company to 41.7% from 37.5% by investing $1 million dollars in the Company. The investment was funded by a loan from its joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”). The joint venture holds a secured loan with Tagish Lake Gold, which owns the Skukum property. These funds will be used to fund a private placement in Tagish Lake Gold and also finance exploration and investment in the Skukum property. The Company continues to have the option to purchase further shares in the joint venture to regain its 50% interest originally owned.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2010, the Company was charged a total of C$0.1 million (2009 - C$0.1 million) in legal fees by a law firm for general corporate services in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2010 is C$0.2 million. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

In the three months ended March 31, 2010, the Company was charged a total C$0.4 million by a Company owned by a director of the Company, for the management of the Yukon properties. The amount owing at March 31, 2010 was C$1.3 million. As well, the Company was charged for metallurgical and geological services provided by a director of the Company in 2009 and the amount remaining owing at March 31, 2010 is C$2.5 million.

CRITICAL ACCOUNTING ESTIMATES
The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affect the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties
Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed periodically on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming years. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs
The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets
The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year, or when there are impairment indicators, to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the carrying value of the assets in a reporting unit to the recoverable value based on undiscounted cash flow. If the carrying value exceeds the recoverable amount then the carrying value is compared to the fair value. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination
The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation
Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets are recognized only to the extent it is more likely than not that the benefit will be realized. Such determination involves estimates with respect to future taxable income and timing of reversal of temporary differences.

Stock-based compensation and valuation of warrants
The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

RECENT ACCOUNTING PRONOUNCEMENTS
Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards
In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use International Financial Reporting Standards (“IFRS”), which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan is as follows: Accounting policies and implementation decisions:

  Identification of differences in Canadian GAAP and IFRS accounting policies;

  Selection of the Corporation’s ongoing IFRS policies;

  Selection of the Corporation’s IFRS 1 First-time Adoption of International Financial Reporting Standards
  (“IFRS 1”) choices;

  Development of financial statement format; and

  Quantification of effects of change in initial IFRS 1 disclosures and 2010 financial statements. Status:

  The Company has identified differences between accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, made in accordance with IFRS 1; and

  The Company will progress towards the quantification of the identified differences and choices throughout 2010.

The conversion to IFRS is not expected to have a significant effect on the Company’s infrastructure, business and control activities.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The Company has identified key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation.

The analysis of IFRS and comparison with currently applied accounting principles has identified a number of differences. Although the Company has not yet determined the full effects of adopting IFRS, key areas where changes in accounting policies are expected are as follows:

Property, plant and equipment
Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and

Equipment, an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with Canadian GAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.

IFRS requires that major inspections and overhauls be accounted as a separate component of PP&E. This treatment is only intended for use for major expenditures that occur at regular intervals over the life of the asset as costs of routine repairs and maintenance will continue to be expensed as incurred. The major maintenance required on the Company’s plant and equipment would likely be required to be treated under this standard and would allow for additional amounts to be capitalized and amortized.

Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Under IAS 36, Impairment of Assets, a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (which is typically based on discounted cash flow) is less than the carrying value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Currently Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. This may lead to additional write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis. IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP prohibits reversal of impairment losses. This could result in greater variability in earnings, carrying values of PP&E, and balances in shareholders’ equity.

Asset retirement obligations
Under Canadian GAAP the Company would only record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs. Under IFRS the threshold for recognizing a liability is a legal or constructive obligation. The difference in standards may require the Company to review business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS.

Under Canadian GAAP the discount rate is established as the Credit adjusted risk free rate (“CARF”) and is set at the time the obligation is established. Under IFRS the discount rate reflects the risk specific to the provision and is updated if conditions change that would require a change in the rate. As well, under Canadian GAAP the costs built into the model reflect third party costs whereas IFRS allows for the assumption that work can be performed internally, likely reducing the liability.

Provisions
IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the obligation.

Probability is based on a “more likely than not” threshold. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold. It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under Canadian GAAP.

First-time adoption of IFRS
Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions to the Company are as follows:

Business combinations
For business combinations that occurred before the transition date, the Company has the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations. Assets and liabilities acquired in an un-restated business combination that were recognized under Canadian GAAP and do not qualify for recognition under IFRS are then de-recognized or vice versa. The Company expects to use this exemption and not restate any business combinations prior to December 31, 2009.

Fair-value or revaluation as deemed cost
IFRS requires PP&E to be measured at a cost in accordance with IFRS (breaking down material items into components and amortizing each one separately). However, upon transition IFRS permits an asset to be recorded at its fair value at date of transition, or an event-driven valuation (i.e., when an entity was acquired). This exemption may be applied to individual items of PP&E. Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve. The Company is assessing the impact of these alternatives.

Cumulative translation adjustment
IAS 21, The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings.

Asset retirement obligation
Similar to Canadian GAAP, IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. There are however differences in the measurement of the liability as discussed above. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRSs. If a first-time adopter uses this exemption, it:

a)	measures the liability as at the date of transition to IFRSs in accordance with IAS 37;

b)

to the extent that the liability is within the scope of IFRIC 1, estimates the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period; and

c)

calculates the accumulated depreciation on that amount, as at the date of transition to IFRSs, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity in accordance with IFRSs.

FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million. The existing forward contracts are recorded as deferred revenue as they require physical delivery of the underlying ounces and do not provide for settlement in cash or offsetting.

RISK ASSESSMENT
There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility
The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore using forward contracts in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Estimates of reserves and resources
Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property. The Company is currently in the process of completing an updated 43-101 for both the Ketza River and Jerritt Canyon property.

Environmental risk
Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner.

Safety risk
The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 and 2009 to mitigate the impact of these risks.

Ability to raise capital
The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to companies attempting to obtain financing. As well, the significant reduction in the Company’s market capitalization has made it difficult to obtain substantial funding through equity issues without significant dilution of the existing shareholders. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves
Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of May 11, 2010:

Common shares issued and outstanding	633,886,468

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Shareholder warrants	254,627	$ 0.56	1.6
Stock options	47,997	$ 0.36	4.3

DISCLOSURE CONTROLS AND PROCEDURES
Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended March 31, 2010 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of March 31, 2010, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at March 31, 2010.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2009 management discussion and analysis.

1.	Control Environment

A Company’s control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. In 2009 the Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not conduct a comprehensive fraud risk assessment during the year with all of the structural changes to the Board of Directors which occurred during the third quarter of 2009. As well, during the year the Audit Committee Chair and another member of the Audit Committee, the only two independent members with financial reporting expertise, resigned from the board. They were replaced with two new members who lack financial reporting expertise resulting in a material weakness in corporate governance as it relates to financial oversight. These control deficiencies by themselves do not directly result in a material misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature.

2.	Management review

The Company had limited accounting personnel to support the Chief Financial Officer during the annual financial close process. Specifically, the Company did not have personnel other than the Chief Financial Officer with expertise in complex accounting matters to enable effective review in complex accounting area. As a result, material errors were identified and corrected prior to the issuance of the financial statements for the following accounts: inventory, deferred revenue, accrued liabilities and income taxes.

This deficiency creates a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

3.	Inventory

The Company’s controls over inventory were not designed effectively. Specifically, the Company was not able to reconcile the stockpile movement during the year based on production records. This is largely a result of not being able to actively monitor production during the period the mill was being operated by Golden Eagle. This resulted in large adjustments to stockpile inventory at year end based on the results of the annual survey.

Remediation Plans

Management is undertaking the following initiatives for 2010:

1.	Control Environment

Management is currently updating the procedures for the Board of Directors and believes a formal fraud risk review program and will be implemented during the second quarter of 2010. As well, the Company has put forward three additional directors for approval by the shareholders, one of whom will qualify as an independent financial expert.

2.	Resource Constraints

Management is actively evaluating the need for additional accounting resources to support the segregation of duties within the organization. During the fourth quarter of 2009, one additional resource was identified at the operational level that will enhance the support for the review procedures in 2010.

3.	Inventory

Management has been effectively tracking stockpile movement since the recommencement of operations in October of 2009 through the use of daily reporting and monthly stockpile surveys and reconciliations.

ADDITIONAL INFORMATION
Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS
This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.